
SCHEDULE 13G

<u>EXHIBIT B</u>

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)


The undersigned persons hereby agree that reports on Schedule 13G, and amendments thereto, with respect to the Common Stock of Verisign, Inc. may be filed in a single statement on behalf of each of such persons, and further, each of such persons designates Warren E. Buffett as its agent and Attorney-in-Fact for the purpose of executing any and all Schedule 13G filings required to be made by it with the Securities and Exchange Commission.

Dated: February 14, 2025

/S/ Warren E. Buffett

By: Warren E. Buffett

Berkshire Hathaway Inc.

Dated: February 14, 2025

/S/ Warren E. Buffett

By: Warren E. Buffett
Title: Chairman of the Board

National Indemnity Company

Dated: February 14, 2025

/S/ Marc D. Hamburg

By: Marc D. Hamburg
Title: Chairman of the Board

GEICO Corporation

Dated: February 14, 2025

/S/ Todd A. Combs

By: Todd A. Combs
Title: President

Government Employees Insurance Company

Dated: February 14, 2025

/S/ Todd A. Combs

By: Todd A. Combs
Title: President

GEICO Advantage Insurance Company

Dated: February 14, 2025

BNSF Master Retirement Trust

/S/ Paul Bischler

By: Paul Bischler
Title: Vice President, Burlington Northern Santa Fe LLC

Scott Fetzer Company Collective Investment Trust

Dated: February 14, 2025	/S/ Christopher Mann By: Christopher Mann Title: Senior Vice President, Marmon Holdings Inc.
	Berkshire Hathaway Consolidated Pension Plan Master Trust
Dated: February 14, 2025	/S/ Mark D. Millard By: Mark D. Millard Title: Vice President, Berkshire Hathaway Inc.
	Precision Castparts Corp. Master Trust
Dated: February 14, 2025	/S/ Shawn Hagel By: Shawn Hagel Title: Executive Vice President, Precision Castparts Corp.